SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 5)

NTS MORTGAGE INCOME FUND
(*Name of Issuer*)

COMMON STOCK
(*Title of Class of Securities*)

629419102
(*CUSIP Number*)

J. D. Nichols,
Chairman of the Board of Directors
of NTS Mortgage Income Fund and
Manager of ORIG, LLC and Bluegreen Investors LLC
10172 Linn Station Road
Louisville, Kentucky 40223
(502) 426-4800

(*Name, Address and Telephone Number of Person*
Authorized to Receive Notices and Communications)

August 13, 2007

(*Date of Event which Requires Filing of this Statement*)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including exhibits. *See* Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, *see* the Notes).

Introduction

This Amendment No. 5 to Schedule 13D (the "Amendment") is being filed on behalf of: J.D. Nichols; NTS Corporation, a Kentucky corporation; ORIG, LLC, a Kentucky limited liability company of which Mr. Nichols is the manager ("ORIG"); Ocean Ridge Investments, Ltd., a Florida limited partnership ("Ocean Ridge"), and Bluegreen Investors LLC, a Delaware limited liability company of which Mr. Nichols is the manager ("Bluegreen"). Mr. Nichols, NTS Corporation, ORIG, Ocean Ridge and Bluegreen (the "Reporting Persons") may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended ("Exchange Act"). This filing amends and supplements the Schedule 13D filed on October 22, 2001 (the "Original Statement"), which was intended to satisfy the reporting obligations of the Reporting Persons under Section 13(d) of the Exchange Act in connection with a purchase of shares of common stock, $0.001 par value ("Shares") of NTS Mortgage Income Fund, a Delaware corporation (the "Issuer"). The Original Statement was amended by a Schedule 13D filed on January 7, 2004 ("Amendment No. 1"), a Schedule 13D filed on July 14, 2004 ("Amendment No. 2"), a Schedule 13D filed on April 18, 2005 ("Amendment No.3") and a Schedule 13D filed on November 8, 2005 ("Amendment No. 4"). The Original Statement, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, will be referred hereinafter as the "Amended Statement."

Bluegreen purchased approximately 30,528 Shares through various transactions on the secondary market and privately negotiated transactions with certain unaffiliated shareholders between November 2005 and August 2007 for prices ranging from $3.60 to $5.50 per Share. The total number of Shares beneficially owned by the Reporting Persons is approximately 670,824, or 21.05% of the outstanding Shares of the Issuer. The Reporting Persons are hereby filing this Amendment to reflect the acquisition of the additional Shares.

1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

J.D. Nichols

2) Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]

(b) [X]

3) SEC Use Only

4) Source of Funds: WC

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6) Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:

7) Sole Voting Power 670,024$^{(1)\,(3)(4)}$

8) Shared Voting Power 800$^{(2)}$

9) Sole Dispositive Power 670,024$^{(1)(3)(4)}$

10) Shared Dispositive Power 800$^{(2)}$

11) Aggregate Amount Beneficially Owned by Each Reporting Person: 670,824$^{(1)(2)(3)(4)}$

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

13) Percent of Class Represented by Row (11): 21.05%

14) Type of Reporting Person: IN

_____

[1] Consists of: (i) 10,460 Shares owned by NTS Corporation; (ii) 95,793 Shares owned by Ocean Ridge; (iii) 276,643 Shares owned by ORIG; and (iv) 287,128 Shares owned by Bluegreen.

[2] Consists of 800 Shares owned by Barbara Nichols, Mr. Nichols' spouse. Mr. Nichols disclaims beneficial ownership of these Shares.

[3] Mr. Nichols disclaims beneficial ownership of 668,058 Shares, which consist of: (i) 95,793 Shares owned by Ocean Ridge; (ii) 10,460 Shares owned by NTS Corporation; (iii) 800 Shares owned by Barbara Nichols; (iv) 287,128 Shares owned by Bluegreen; and (v) 273,877 Shares owned by ORIG, which represents 99% of the Shares owned by ORIG.

[4] Mr. Nichols has the power to direct the voting and disposition of these Shares because he is the Manager of ORIG and Bluegreen, the Chairman of the Board of NTS Corporation and the Chairman of the Board of BKK, Financial, Inc., which is the general partner of Ocean Ridge.

CUSIP No. 629419102

1)   Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

        Ocean Ridge Investments, Ltd., a Florida limited partnership

2)   Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)   [   ]

        (b)   [X]

3)   SEC Use Only

4)   Source of Funds: WC

5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [   ]

6)   Citizenship or Place of Organization: Florida

        Number of Shares Beneficially Owned by Each Reporting Person With:

7)   Sole Voting Power   95,793

8)   Shared Voting Power   575,031[(1)(2)]

9)   Sole Dispositive Power   95,793

10)   Shared Dispositive Power   575,031[(1)(2)]

11)   Aggregate Amount Beneficially Owned by Each Reporting Person: 670,824[(3)]

12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [   ]

13)   Percent of Class Represented by Row (11): 21.05%

14)   Type of Reporting Person: PN

---

[1]   Consists of: (i) 10,460 Shares owned by NTS Corporation; (ii) 800 Shares owned by Barbara Nichols; (iii) 276,643 Shares owned by ORIG; and (iv) 287,128 Shares owned by Bluegreen.

[2]   Ocean Ridge disclaims beneficial ownership of 575,031 Shares, which consist of: (i) 10,460 Shares owned by NTS Corporation; (ii) 800 Shares owned by Barbara Nichols; (iii) 276,643 Shares owned by ORIG; and (iv) 287,128 Shares owned by Bluegreen.

[3]   Consists of: (i) 10,460 Shares owned by NTS Corporation; (ii) 800 Shares owned by Barbara Nichols; (iii) 276,643 Shares owned by ORIG; (iv) 95,793 Shares owned by Ocean Ridge; and (v) 287,128 Shares owned by Bluegreen.

4

1)   Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

         ORIG, LLC, a Kentucky limited liability company

2)   Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)   [ ]

         (b)   [X]

3)   SEC Use Only

4)   Source of Funds: WC

5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)   Citizenship or Place of Organization: Kentucky

         Number of Shares Beneficially Owned by Each Reporting Person With:

7)   Sole Voting Power   276,643

8)   Shared Voting Power   394,181[1][2]

9)   Sole Dispositive Power   276,643

10)   Shared Dispositive Power   394,181[1][2]

11)   Aggregate Amount Beneficially Owned by Each Reporting Person: 670,824[3]

12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

13)   Percent of Class Represented by Row (11): 21.05%

14)   Type of Reporting Person: OO

_____

[1]   Consists of: (i) 10,460 Shares owned by NTS Corporation; (ii) 800 Shares owned by Barbara Nichols; (iii) 95,793 Shares owned by Ocean Ridge; and (iv) 287,128 Shares owned by Bluegreen.

[2]   ORIG disclaims beneficial ownership of 394,181 Shares, which consist of: (i) 10,460 Shares owned by NTS Corporation; (ii) 800 Shares owned by Barbara Nichols; (iii) 95,793 Shares owned by Ocean Ridge; and (iv) 287,128 Shares owned by Bluegreen.

[3]   Consists of: (i) 10,460 Shares owned by NTS Corporation; (ii) 800 Shares owned by Barbara Nichols; (iii) 95,793 Shares owned by Ocean Ridge; (iv) 276,643 Shares owned by ORIG; and (v) 287,128 Shares owned by Bluegreen.

1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

   NTS Corporation, a Kentucky corporation

2) Check the Appropriate Box if a Member of a Group (See Instructions)

   (a)   [   ]

   (b)   [X]

3) SEC Use Only

4) Source of Funds: WC

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [   ]

6) Citizenship or Place of Organization: Kentucky

   Number of Shares Beneficially Owned by Each Reporting Person With:

7) Sole Voting Power   10,460

8) Shared Voting Power   660,364[1][2]

9) Sole Dispositive Power   10,460

10) Shared Dispositive Power   660,364[1][2]

11) Aggregate Amount Beneficially Owned by Each Reporting Person: 670,824[3]

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [   ]

13) Percent of Class Represented by Row (11): 21.05%

14) Type of Reporting Person: CO

———————————

[1]   Consists of: (i) 800 Shares owned by Barbara Nichols; (ii) 276,643 Shares owned by ORIG; (iii) 95,793 Shares owned by Ocean Ridge; and (iv) 287,128 Shares owned by Bluegreen.

[2]   NTS Corporation disclaims beneficial ownership of 660,364 Shares, which consist of: (i) 800 Shares owned by Barbara Nichols; (ii) 276,643 Shares owned by ORIG; (iii) 95,793 Shares owned by Ocean Ridge; and (iv) 287,128 Shares owned by Bluegreen.

[3]   Consists of: (i) 800 Shares owned by Barbara Nichols; (ii) 276,643 Shares owned by ORIG; (iii) 95,793 Shares owned by Ocean Ridge; (iv) 10,460 Shares owned by NTS Corporation; and (v) 287,128 Shares owned by Bluegreen.

1)   Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

        Bluegreen Investors LLC, a Delaware limited liability company

2)   Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)   [ ]

        (b)   [X]

3)   SEC Use Only

4)   Source of Funds: WC

5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)   Citizenship or Place of Organization: Delaware

        Number of Shares Beneficially Owned by Each Reporting Person With:

7)   Sole Voting Power   287,128

8)   Shared Voting Power   383,696[1][2]

9)   Sole Dispositive Power   287,128

10)   Shared Dispositive Power   383,696[1][2]

11)   Aggregate Amount Beneficially Owned by Each Reporting Person: 670,824[3]

12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

13)   Percent of Class Represented by Row (11): 21.05%

14)   Type of Reporting Person: OO

_____

[1]   Consists of: (i) 800 Shares owned by Barbara Nichols; (ii) 276,643 Shares owned by ORIG; (iii) 95,793 Shares owned by Ocean Ridge; and (iv) 10,460 Shares owned by NTS Corporation.

[2]   Bluegreen disclaims beneficial ownership of 383,696 Shares, which consist of: (i) 800 Shares owned by Barbara Nichols; (ii) 276,643 Shares owned by ORIG; (iii) 95,793 Shares owned by Ocean Ridge; and (iv) 10,460 Shares owned by NTS Corporation.

[3]   Consists of: (i) 800 Shares owned by Barbara Nichols; (ii) 276,643 Shares owned by ORIG; (iii) 95,793 Shares owned by Ocean Ridge; (iv) 10,460 Shares owned by NTS Corporation; and (v) 287,128 Shares owned by Bluegreen.

Item 2.   Identity and Background.

No amendment to the Amended Statement.

Item 3.   Source and Amount of Funds or Other Consideration.

No amendment to the Amended Statement.

Item 4.   Purpose of Transaction.

No amendment to the Amended Statement.

Item 5.   Interest in Securities of the Issuer.

(a)   Reference is hereby made to the Introduction and cover pages 3-6 attached hereto, which are incorporated herein by reference.

As of August 27, 2007, the number of Shares beneficially owned by the Reporting Persons is 670,824, or approximately 21.05% of the outstanding Shares.

(b)   Reference is hereby made to the Introduction and cover pages 3-6 attached hereto, which are incorporated herein by reference.

(c)   None.

(d)   None.

(e)   Not Applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer.

No amendment to the Amended Statement.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 29, 2007   J. D. NICHOLS

J. D. Nichols

OCEAN RIDGE INVESTMENTS, LTD.

By: BKK FINANCIAL, INC., its General Partner

    By:

J. D. Nichols, Chairman of the Board

ORIG, LLC

By:

J. D. Nichols, Manager

NTS CORPORATION

By:

J. D. Nichols, Chairman of the Board